Inergy Holdings, L.P.

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

August 24, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549-3561

Attention: Mr. John Fieldsend

Re:	Inergy Holdings, L.P.

Request for Withdrawal

Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-131742-01)

(the “Amended Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 477 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Inergy Holdings, L.P., a Delaware limited partnership (the “Registrant”), hereby requests that the above-captioned Amended Registration Statement be withdrawn with respect to the Registrant effective as of the date hereof or as soon thereafter as practicable. The Amended Registration Statement was originally filed to add the Registrant as a co-registrant to Registration Statement on
Form S-3 (File No. 333-131742). The Amended Registration Statement has been further amended to remove the Registrant as a co-registrant. The Registrant represents that no securities have been offered or sold pursuant to the Amended Registration Statement.

Accordingly, the Registrant respectfully request that the Commission issue an order granting the withdrawal of the Amended Registration Statement with respect to the Registrant (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please forward a copy of the Order to the undersigned via facsimile at (816) 531-4680, with a copy to Gillian A. Hobson of Vinson & Elkins L.L.P., the Registrant’s outside legal counsel, via facsimile at (713) 615-5794.

Please call Ms. Hobson at (713) 758-3747 with any questions regarding this request for withdrawal.

Sincerely, INERGY HOLDINGS, L.P.
By:	Inergy Holdings GP, LLC, its General Partner

By:	/s/ Michael K. Post
Name:	Michael K. Post
Title:	Assistant General Counsel

cc:	Gillian A. Hobson, Esq.

Vinson & Elkins L.L.P.

Via Facsimile